Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253588

PROSPECTUS SUPPLEMENT NO. 7 DATED JANUARY 4, 2022

TO

PROSPECTUS DATED MARCH 10, 2021

(AS SUPPLEMENTED)

ARCH THERAPEUTICS, INC.

PROSPECTUS

Up to 82,589,497 Shares of Common Stock

This Prospectus Supplement No. 7 supplements the prospectus of Arch Therapeutics, Inc. (the “Company”, “we”, “us”, or “our”) dated March 10, 2021 (as supplemented to date, the “Prospectus”) with the following attached documents:

1.	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2022.

This Prospectus Supplement No. 7 should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement. This prospectus supplement updates, amends and supplements the information included in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our common stock involves a high degree of risk. Before making any investment in our common stock, you should carefully consider the risk factors for our common stock, which are described in the Prospectus, as amended or supplemented.

You should rely only on the information contained in the Prospectus, as supplemented or amended by this Prospectus Supplement No. 7 and any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 7 is January 4, 2022

INDEX TO FILINGS

Annex
The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2022	A

ANNEX A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 30, 2021

ARCH THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Nevada	000-54986	46-0524102
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

235 Walnut Street, Suite 6
Framingham, Massachusetts	01702
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 431-2313

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N|A	N|A	N|A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Departure of Director

On December 30, 2021, Jim Sulat notified the board of directors (the “Board”) of Arch Therapeutics, Inc. (the “Company”) that he will resign as a member of the Board effective December 31, 2021. There are no disagreements of any kind between the Company and Mr. Sulat related to his resignation as a director or otherwise.

Appointment of New Director

On December 31, 2021, the Board appointed Guy L. Fish, age 62, to serve as a director of the Company, effective immediately.

Dr. Fish is currently employed by the Greater Lawrence Family Health Centers, a nationally recognized Federally Qualified Health Center, where he has served as the Chief Executive Officer since 2021. Dr. Fish is also the President and Co-Founder of Ivy Consulting Partners, Inc., a boutique consultancy focused on healthcare, corporate and leadership development, and business strategy, a role he has held since 1999. Dr. Fish served as the Chief Executive Officer at Cellanyx LLC, a cancer diagnostic company, from 2019 to 2020. From 2002 to 2021, Dr. Fish served in various executive positions at Fletcher Spaght, Inc., a strategy management firm focused on health care innovator companies. From 2006 to 2019, Dr. Fish served as an investor and Senior Vice President at Fletcher Spaght Ventures. Dr. Fish has served as a member of the board of directors of Etiometry, Inc. since 2019, PhaseBio Pharmaceuticals, Inc. (NASDAQ:PHAS) from 2009 to 2018, and Metabolon, Inc. from 2010 to 2017. Dr. Fish holds an MBA degree from Yale University School of Management and a M.D. degree from Yale University School of Medicine. Dr. Fish holds a bachelor’s degree in biochemistry from Harvard University. The Company believes that Dr. Fish is qualified to serve on the Board as a result of his extensive leadership experience in the medical field, as well as his record of accomplishment in business strategy and operations.

In connection with his appointment to the Board, the Board granted Dr. Fish stock options to purchase 250,000 shares of the Company’s common stock, which vest monthly on each of the first 36 monthly anniversaries of the grant date and are exercisable at $0.095 per share. Dr. Fish will receive an annual retainer of $25,000 for his service on the Board, an additional $2,500 for any standing committee of the Board on which he serves as chair, and an additional $5,000 if Dr. Fish serves as chair of the Board, up to a maximum of $30,000 per year, payable in cash or stock.

There are no arrangements or understandings pursuant to which Dr. Fish was appointed as a director, and there are no related party transactions between the Company and Dr. Fish reportable under Item 404(a) of Regulation S-K.

A copy of the press release announcing Dr. Fish’s appointment to the Board is filed as Exhibit 99.01 to, and incorporated by reference in, this report.

Item 9.01            Financial Statements and Exhibit

(d) The following exhibits are being filed herewith:

Exhibit       Description

99.1             Press Release issued by Arch Therapeutics, Inc. on January 4, 2022.

104              Cover Page Interactive Data File (embedded within the Inline XBRL Document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCH THERAPEUTICS, INC.

Dated: January 4, 2022	By:	/s/ Terrence W. Norchi, M.D.
Name: Terrence W. Norchi, M.D.
Title: President, Chief Executive Officer

Exhibit 99.1

Arch Therapeutics Announces Appointment of Guy Fish to the Board

Brings Broad Industry Experience in Strategy and Execution

FRAMINGHAM, MA – January 4, 2021 – Arch Therapeutics, Inc. (OTCQB: ARTH) (“Arch” or the “Company”), a marketer and developer of novel self-assembling wound care and biosurgical devices, today announced the appointment of Guy Fish, M.D. to its Board of Directors.

Dr. Fish is a proven leader in the medical industry with deep experience and expertise as an operator, investor, board member and advisor to numerous healthcare and biotechnology companies. Dr. Fish earned a bachelor’s degree in biochemistry from Harvard University, as well as a MD and MBA from Yale University. Dr. Fish is currently the CEO of the Greater Lawrence Family Health Centers, an organization dedicated to providing superior community-based healthcare solutions by evolving the economic paradigm to embrace and succeed alternate payment models to achieve superior population health.

Terrence W. Norchi, M.D., Chief Executive Officer of Arch Therapeutics, stated, “I am delighted to welcome Guy Fish to the Board at Arch Therapeutics. Dr. Fish’s experience as a provider, advisor, director, investor, and pacesetter in relevant domains positions him well to help drive the future strategic direction of the company. He is joining the Board at an exciting time, and I look forward to working with him to build Arch Therapeutics into a global leader in advanced wound care. Guy's addition coincides with the resignation of Jim Sulat, who served for many years during the company’s early development. Jim regularly offered critical insight and I would like to personally thank him for his contributions, years of service, and dedication to the Company and our mission.”

About Arch Therapeutics, Inc.

Arch Therapeutics, Inc. is a biotechnology company developing a novel approach to stop bleeding (hemostasis), control leaking (sealant) and manage wounds during surgery, trauma, and interventional care. Arch is developing products based on an innovative self-assembling barrier technology platform with the goal of making care faster and safer for patients. Arch has received regulatory authorization to market AC5® Advanced Wound System and AC5 Topical Hemostat as medical devices in the United States and Europe, respectively. Arch's development stage product candidates include AC5-G, AC5-V and AC5 Surgical Hemostat, among others.,

Notice Regarding Forward-Looking Statements

This news release contains “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements in this press release that are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among other things, references to novel technologies and methods, our ability to recruit additional field sales representatives and their effectiveness, our business and product development plans and projections, or market information. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, the inherent uncertainties associated with developing new products or technologies and operating as a development stage company, our ability to retain important members of our management team and attract other qualified personnel, our ability to raise the additional funding we will need to continue to pursue our business and product development plans, our ability to obtain required regulatory approvals, our ability to produce commercial quantities of our products within projected timeframes, our ability to obtain the inclusion of our AC5® Advanced Wound System on targeted federal supply schedules, our ability to develop and commercialize products based on our technology platform, and market conditions, and our ability to establish additional commercialization partnerships and build a critical mass of field sales representatives. These forward-looking statements are made as of the date of this news release, and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Although we believe that any beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that any such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in the reports and other documents we file with the SEC, available at www.sec.gov.

Contact:

ARTH Investor Relations

Toll Free: +1-855-340-ARTH (2784) (US and Canada)

Email: investors@archtherapeutics.com

Website: www.archtherapeutics.com

or

Michael Abrams

Chief Financial Officer

Arch Therapeutics, Inc.

Phone: 617-431-2333

Email: mabrams@archtherapeutics.com